UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]
Securities Act Rule 802 (Exchange Offer) [ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

華碩電腦股份有限公司
(Name of Subject Company)
Asustek Computer, Inc.
(Translation of Subject Company’s Name into English (if applicable))
Taiwan, R.O.C.
(Jurisdiction of Subject Company’s Incorporation or Organization)
Asustek Computer, Inc.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
David Chang Chief Financial Officer Asustek Computer, Inc. No.15, Li-Te Road, Peitou, Taipei Taiwan, R.O.C. Telephone: +886-2-2894-3447 ext. 2330
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

Part One – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
No.	Description
1	Depositary’s Notice of Shareholders’ Meeting of Asustek Computer Inc., dated January 14, 2010
2	The Company’s Notice of Shareholders’ Meeting and Meeting Agenda
3	Revised Spin-off Plan, dated January 1, 2010
4	CPA Fairness Opinion with respect to the Spin-off, dated December 30, 2009
5	Merger Agreement, dated January 1, 2010
6	CPA Fairness Opinion with respect to the Merger, dated December 30, 2009
7	Depositary’s Voting Instruction Card of the Extraordinary Shareholders’ Meeting of Asustek Computer Inc., dated January 14, 2010

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 1, 2, 3, 4, 5, 6, and 7 referred to in Item 1.

Part Two – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

Part Three – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Asustek Computer, Inc. with the Securities and Exchange Commission on December 22, 2009.

Part Four - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Asustek Computer, Inc.

Date:	January 15, 2010	By:	/s/ David Chang
David Chang
Title: Chief Financial Officer